▪ EXHIBIT 99.1
POSCO is going to sign MOU for construction of Continuous Galvanized Line (CGL) in Mexico
1.	Business Plan: MOU is for the construction of CGL in Mexico for the supply of automotive grade steel to automobile industry in North America.

2.	Amount of Investment: USD 250 million (POSCO will invest 100%)

3.	Volume & Product: CGL (Galvanized / Galvanealed) 400 thousand tons/year

4.	Investment time : A corporation to be established by the end of year 2006; Construction to be completed by September 2009

*	The above contents may change depending on situations